October 10, 2008

Amanda McManus Esq. Branch Chief – Legal U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Star Bulk Carriers Corp. - Amendment No. 1 to Registration Statement on Form F-3
(File No. 333-153304)

Dear Ms. McManus:

Reference is made to the Registration Statement on Form F-3 (File No. 333-153304) (the “Registration Statement”) of Star Bulk Carriers Corp. (the “Company”) that was filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 2, 2008. The Registration Statement relates to the proposed registration of 4,606,962 shares of our common stock on behalf of a selling shareholder identified therein.

Star Bulk today filed via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  On behalf of Star Bulk, we enclose 10 courtesy copies of Amendment No. 1, five of which have been marked to show the changes from the Registration Statement.

By letter dated September 25, 2008 (the “Comment Letter”), the Staff provided its comments to the Registration Statement.  Amendment No. 1 amends the Registration Statement in response to the Staff’s Comment Letter.

The following numbered paragraphs correspond to the numbered paragraphs set forth in the Comment Letter.

Registration Statement Cover Page

1.
Please explain the reference to Securities Act Rule 416 in footnote (1) of the fee table. Specifically, you do not appear to be registering securities to be offered pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions under Rule 416(a) and your disclosure does not track the language of Rule 416(b). Revise or advise.

The Company notes the Staff’s comment and has removed the reference to Rule 416 of the Securities Act of 1933, as amended, in footnote (1) of the fee table.

U.S. Securities and Exchange Commission
October 10, 2008
Page

Selling Stockholder, page 21

2.
Please explain why you have excluded from this table the 803,481 shares reserved for issuance to TMT in 2009 pursuant to the master agreement. These shares appear to be included when calculating the number of shares to be registered elsewhere in the prospectus.

        The Company notes the Staff’s comment and has revised the Selling Stockholder table and the relevant footnote to include the 803,481 shares reserved for issuance to TMT Co. Ltd. in 2009 pursuant to the Master Agreement dated January 12, 2007.

Exhibit 5.1

3.	Please revise the first paragraph to incorporate the file number and date of filing of the registration statement.

        The Company notes the Staff’s comment and has revised the Seward & Kissel LLP opinion to incorporate the file number and the date of the filing.

4.
In the listing of assumptions made by counsel in giving the opinion, please delete assumptions (i) and (ii). These assumptions appear to form the fundamental basis of a legal conclusion that should be opined upon by legal counsel. Alternatively, please explain how one or both of the assumptions are a factual and not legal conclusion.

        The Company notes the Staff’s comment and has deleted assumptions (i) and (ii) of the Seward & Kissel LLP opinion.

* * * * *

U.S. Securities and Exchange Commission
October 10, 2008
Page

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned (212-574-1420) or my partner, Gary J. Wolfe (212-574-1223).

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Robert Lustrin
Robert Lustrin

cc:           Nolan McWilliams

SK 25767 0001 922353